February 14, 2025

Justin Picicci
Chief Financial Officer
RALPH LAUREN CORP
650 Madison Avenue
New York, NY 10022

        Re: RALPH LAUREN CORP
            Form 10-K for the fiscal year ended March 30 , 2024
            Filed May 23, 2024
            Form 8-K filed February 6, 2025
            File No. 001-13057
Dear Justin Picicci:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 8-K filed February 6, 2025
Reconciliation of Non-U.S. GAAP Financial Measures, page 15

1. We note you furnished full non-U.S. GAAP financial statements on pages 15 through
        18. We consider the presentation of a non-GAAP income statement, alone or as part of the required non-GAAP reconciliation, as giving undue prominence to non-GAAP measures. Please refer to Question 102.10 of the Division of
Corporation Finance   s
        Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and
        revise to remove this presentation in future filings as necessary. Footnotes to Reconciliation of Non-U.S. GAAP Financial Measures, page 19

2. We note adjustments (f) and (g) exclude marketing and advertising expenses. Explain how you determined it is appropriate based on the guidance in Question
100.01 of the
        Division of Corporation Finance's Compliance & Disclosure
Interpretations on Non-
        GAAP Financial Measures since it appears the adjustments represent normal
 February 14, 2025
Page 2

       operating expenses related to your business. Please advise or revise your future filings to remove these adjustments.
Form 10-K for the fiscal year ended March 30 , 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Gross Profit, page 52

3. We note your disclosure that gross profit as a percentage of net revenues is dependent upon a variety of factors, including changes in the relative sales mix among distribution channels, changes in the mix of products sold, pricing, the timing and level of promotional activities, foreign currency exchange rates, and fluctuations in product costs. Please revise your future filings to quantify the extent to which changes in gross profit, as well as changes in segment operating margins (discussed on page 54) were materially impacted by changes in volume, product mix, and price.
       In this regard, expand your disclosure to explain any increases/decreases in segment net revenues (discussion starting on page 51) resulting from changes in volume of products sold, changes in average unit retail, and to quantify the impact of each of these underlying drivers. See Item 303(b)(2)(iii) of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing